

Mail Stop 3233

December 4, 2015

Via Email
Mr. Anthony J. Galici
Chief Financial Officer
Griffin Industrial Realty, Inc.
One Rockefeller Plaza
New York, NY 10020

> **Re: Griffin Industrial Realty, Inc.**
> **Form 10-K**
> **Filed February 13, 2015**
> **File No. 001-12879**

Dear Mr. Galici:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities